UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-33810

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN PUBLIC EDUCATION

RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Public Education, Inc.

111 West Congress Street

Charles Town, West Virginia 25414

American Public Education Retirement Plan

Financial Report

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and 401(k) Committee of

American Public Education Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the American Public Education Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Public Education Retirement Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sparks, Maryland

June 28, 2017

1

American Public Education Retirement Plan

Statements Of Net Assets Available For Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments at fair value	$72,106,468	$63,362,312

Receivables:
Employer contributions	33,732	27,327
Notes receivable from participants	1,487,386	1,158,613
	1,521,118	1,185,940
Total assets	73,627,586	64,548,252

Liabilities	-	-
Net assets available for benefits	$73,627,586	$64,548,252

See Notes To Financial Statements.

2

American Public Education Retirement Plan

Statement Of Changes In Net Assets Available For Benefits

Year Ended December 31, 2016

Additions to net assets available for benefits attributable to:
Contributions:
Employee	$7,264,523
Employer	3,274,589
Rollovers	480,466
Total contributions	11,019,578

Investment income:
Net appreciation in fair value of investments	2,207,822
Interest and dividends	2,542,980
Total investment income	4,750,802

Interest income:
Notes receivable from participants	54,683

Total additions	15,825,063

Deductions from net assets available for benefits attributable to:
Benefits paid to participants	6,730,289
Administrative expenses	15,440
Total deductions	6,745,729

Net increase	9,079,334

Net assets available for benefits:
Beginning of year	64,548,252
Ending of year	$73,627,586

See Notes To Financial Statements.

3

American Public Education Retirement Plan

Notes to Financial Statements

Note 1.	Plan Description and Summary of Significant Accounting Policies

The following description of the American Public Education Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

Effective January 1, 2014, the Plan Sponsor changed from American Public University System, Inc. to American Public Education, Inc. (“APEI” or the “Company”) and the Plan name changed from the American Public University System Retirement Plan to the American Public Education Retirement Plan. The Plan is a 401(k) profit sharing plan covering all eligible employees under the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). On June 16, 2015, the Plan was amended so that, effective August 31, 2015, the Plan no longer allowed participants to invest future contributions in APEI Common Stock (prior to August 31, 2015, participants were able to invest future contributions in APEI Common Stock). All future contributions allocated to APEI Common Stock after August 31, 2015 were automatically invested in an age-appropriate Fidelity Freedom Fund (beginning April 29, 2016, the Fidelity Freedom K Fund). Subsequently, effective June 30, 2016, the Plan completely removed APEI Common Stock as an investment option. Participants who had contributions invested in APEI Common Stock were given proper advanced notice and had the option to transfer balances to other Plan investment options or, if eligible, withdraw such amounts by June 23, 2016. Effective June 30, 2016, all Plan contributions invested in APEI Common Stock as of such date were automatically re-allocated to the age-appropiate Fidelity Freedom K Fund with respect to the applicable participants.

Eligibility:

All employees of the Company and its participating subsidiaries are eligible for participation in the Plan except for employees covered by a collective bargaining agreement, non-resident aliens who do not receive income from the Company or its subsidiaries which constitutes United States income, and residents of Puerto Rico. Effective January 1, 2016, the Plan was amended to implement automatic enrollment and, accordingly, employees hired on or after January 1, 2016, were automatically enrolled in the Plan within 30 days of hire. Prior to January 1, 2016, participants were eligible to participate in the Plan beginning on the first day of the calendar quarter after they became an employee.

Contributions:

Each year participants may contribute a specified dollar amount or percentage of their eligible compensation (as defined in the Plan and up to the annual Internal Revenue Service (“IRS”) maximum) on a pre-tax basis not to exceed the lesser of 60% of compensation or Internal Revenue Service (“IRS”) limits. Participants who have attained or are expected to attain the age of 50 before the end of the plan year are eligible to make additional pre-tax catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. With respect to each eligible participant, the Company makes an annual safe harbor matching contribution equal to 100% of the first 3% and 50% of the next 2% of eligible compensation contributed to the Plan. Additional amounts may be contributed by the Company in its sole discretion. As described above, effective January 1, 2016, the Plan was amended to implement automatic enrollment for all individuals who became eligible employees on or after January 1, 2016. All such employees are automatically enrolled in the Plan within 30 days of hire at a contribution rate of 5% of eligible compensation, unless the employee affirmatively elects not to contribute or to contribute a different amount. All contributions made under the Plan are subject to all applicable IRS limits.

4

American Public Education Retirement Plan

Notes to Financial Statements

Note 1.	Plan Description and Summary of Significant Accounting Policies (cont’d)

Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution (as described above) and (b) Plan earnings/losses, and charged with administrative expenses, if applicable. Allocations of earnings and losses are based on the investment options elected by a participant and the amounts contributed to those elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account in the Plan. The Plan is intended to comply with Section 404(c) of ERISA.

Vesting:

Participants are immediately vested in their pre-tax contributions, the safe harbor matching contributions, any rollover contributions, and any discretionary non-elective Company contribution to the Plan, plus actual earnings thereon.

Payment of benefits:

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

If a participant’s account balance is $1,000 or less upon termination of service, the Plan administrator will direct the trustee (as defined by the Plan) to make a lump-sum distribution. If a participant’s account balance is more than $1,000 but less than $5,000 upon termination of service, the Plan administrator may direct the trustee to distribute the amount from the Plan without the participant’s consent by rolling it over to an individual retirement plan. In addition, participants may make withdrawals from their account upon attainment of age 59 1/2. Participants may also make withdrawals from their vested balance for reasons of financial hardship, subject to a $500 minimum, under specific guidelines set forth in the Plan. As of December 31, 2016 and 2015, there were no net assets of the Plan allocated to participants who had elected to withdraw from the Plan but had not been paid by year-end.

Notes receivable from participants:

Participants may borrow up to 50% of their vested account balance, not to exceed $50,000, without regard to the intended use of the funds. The minimum note amount is $1,000 and a participant may hold only one outstanding note at any given time. The notes are collateralized by the participant’s vested account balance. Note repayments are to be made each pay period through payroll deductions.  The interest rate for the duration of the note is comparable to those offered for comparable borrowings by financial institutions at the time of note origination. Participants are assessed an annual fee of $25 for each outstanding note. Notes taken for the purchase of a primary residence are required to be paid within ten years.  All other notes must be paid within five years.

Administrative expenses:

The Plan’s direct administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan. The Plan paid direct administrative expenses of $15,440 during the year ended December 31, 2016. The Company provides certain accounting and administrative services to the Plan for which no fees are charged.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting:

The accompanying financial statements are prepared under the accrual method of accounting whereby investment income is recognized when earned and expenses are recognized when incurred.

5

American Public Education Retirement Plan

Notes to Financial Statements

Note 1.	Plan Description and Summary of Significant Accounting Policies (cont’d)

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Payment of benefits:

Benefits are recorded when paid.

Income taxes:

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken any uncertain tax positions that more likely than not would not be sustained upon examination by a tax authority. Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan did not have any amounts accrued relating to interest and penalties as of December 31, 2016 and 2015.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes are treated as deemed distributions based on the terms of the Plan agreement.

Accounting changes:

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part II, which is the only part applicable to the Plan, eliminated the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplified the level of disaggregation of investments that are measured using fair value. Plans must continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements must be provided by general type of plan asset. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management elected to early adopt Part II during the year ended December 31, 2015, and applied it retrospectively.

6

American Public Education Retirement Plan

Notes to Financial Statements

Note 1.	Plan Description and Summary of Significant Accounting Policies (cont’d)

Subsequent events:

The Plan has evaluated subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

Note 2.	Plan Investments

FASB Accounting Standards Codification (ASC) 820, “Fair Value Measurement,” defines fair value and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1.        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.          Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

Note 2.	Plan Investments (Continued)

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.         Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the valuation methodologies used for the years ending December 31, 2016 and 2015.

•	Mutual Funds: Valued at the net asset value of the shares held by the fund at year end.

•	Common Stock: Valued at the closing price at year end reported on the active market on which the individual security is traded.

	Total Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$72,106,468	$-	$-	$72,106,468
Total Investments at Fair Value	$72,106,468	$-	$-	$72,106,468

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American Public Education Retirement Plan

Notes to Financial Statements

	Total Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$62,889,608	$-	$-	$62,889,608
APEI Common stock	$472,704	-	-	$472,704
Total Investments at Fair Value	$63,362,312	$-	$-	$63,362,312

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA.

Note 5.	Tax Status

The Plan was restated effective November 20, 2015 by adopting a pre-approved plan document, with respect to which the Internal Revenue Service has issued an opinion letter dated March 31, 2014.  The opinion letter states that the Plan document is acceptable and may be relied on by an adopting employer with respect to the qualification of the Plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), as provided in Revenue Procedure 2011-49.  Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed, and currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes the Plan continues to be qualified, and the related trust tax-exempt.

Note 6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company, a subsidiary of Fidelity Investments (collectively “Fidelity”), is the trustee as defined by the Plan, and therefore, these transactions qualify as related party transactions. Administrative expenses paid by the Plan to Fidelity were $15,440 for the year ended December 31, 2016. The Company provides certain accounting and administrative services to the Plan for which no fees are charged. The Plan allows participants to borrow against their vested account balances. All such transactions qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Until June 30, 2016, the Common Stock of APEI, the Plan Sponsor, was an investment option under the Plan (however, no future contributions could be invested in the Common Stock of APEI after August 31, 2015) and therefore any such investments qualified as party-in-interest transactions. During the year ended December 31, 2016, Plan participants sold 25,356 shares of APEI Common Stock with aggregate proceeds of $868,127.

8

American Public Education Retirement Plan

Notes to Financial Statements

Note 7.	Reconciliation of Financial Statements to Form 5500

For the years ended December 31, 2016 and 2015, the following is a reconciliation of net assets available for benefits as reported on the financial statements to Form 5500 (Annual Return/Report of Employee Benefit Plan):

	2016	2015
Net assets available for benefits per the financial statements	$73,627,586	$64,548,252
Contributions receivable	(33,732)	(27,327)
Net assets available for benefits per the Form 5500	$73,593,854	$64,520,925

The following is a reconciliation of changes in net assets available for benefits as reported on the financial statements to Form 5500 for the year ended December 31, 2016:

Contributions per the financial statements	$11,019,578
Employer Contributions Receivable, 2016	(33,732)
Employer Contributions Receivable, 2015	27,327
Contributions per the Form 5500	$11,013,173

Note 8.	Subsequent Events

None.

9

American Public Education Retirement Plan

Schedule Of Assets (Held At End Of Year)

Form 5500, Schedule H, Line 4i

December 31, 2016

Employer Identification Number: 01-0724376

Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment (including
	Identity of Issue, Borrower,	maturity date, rate of interest
	Lessor, or Similar Party	collateral, par or maturity value)	Cost **	Current Value

	Mutual funds:
	PIMCO	PIMCO Total Return Administrative		$1,338,471
	Virtus	Virtus Real Estate		295,515
	Voya	Voya Mid Cap Opps A		1,955,118
	Vanguard	Vanguard Short Term Investment Grade		634,692
	MFS	MFS Value R3		1,215,169
*	Fidelity	Fidelity Contrafund		6,741,432
*	Fidelity	Fidelity Growth Company		4,156,118
*	Fidelity	Fidelity Intermediate Bond		1,175,374
*	Fidelity	Fidelity International Discovery		3,453,815
*	Fidelity	Fidelity Low Price Stock		3,556,733
*	Fidelity	Fidelity Freedom K Income		567,976
*	Fidelity	Fidelity Freedom K 2010		884,503
*	Fidelity	Fidelity Freedom K 2020		3,961,791
*	Fidelity	Fidelity Freedom K 2030		5,630,215
*	Fidelity	Fidelity Small Cap Discovery		1,932,501
*	Fidelity	Fidelity Total Market Index		3,079,016
*	Fidelity	Fidelity Extended Market Index		927,193
*	Fidelity	Fidelity Freedom K 2040		6,095,097
*	Fidelity	Fidelity Total Bond		829,311
*	Fidelity	Fidelity Freedom K 2005		105,362
*	Fidelity	Fidelity Freedom K 2015		1,059,210
*	Fidelity	Fidelity Freedom K 2025		3,623,213
*	Fidelity	Fidelity Freedom K 2035		5,543,920
*	Fidelity	Fidelity Small Cap Value		1,307,879
*	Fidelity	Fidelity Freedom K 2045		4,737,266

10

American Public Education Retirement Plan

Schedule Of Assets (Held At End Of Year)

Form 5500, Schedule H, Line 4i

December 31, 2016

Employer Identification Number: 01-0724376

Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment (including
	Identity of Issue, Borrower,	maturity date, rate of interest
	Lessor, or Similar Party	collateral, par or maturity value)	Cost **	Current Value

*	Fidelity	Fidelity Freedom K 2050		3,701,035
*	Fidelity	Fidelity Freedom K 2055		835,697
*	Fidelity	Fidelity Freedom K 2060		70,181
*	Fidelity	Fidelity Retirement Money Market		2,692,666

	Total Investments			72,106,468

*	Participant Loans	Interest rates for all loans at 4.25% - 4.50%		1,487,386
		maturing through August 2026
	Total			73,593,854

*	Party-in-interest.
**	Historical cost information is not required for participant-directed investments.

11

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PUBLIC EDUCATION RETIREMENT PLAN

Date: June 28, 2017	By:	/s/ Richard W. Sunderland, Jr.
	Name:	Richard W. Sunderland, Jr.
	Title:	Executive Vice President and Chief Financial Officer of American Public Education, Inc.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm